## Sun Life Financial redeems Series A Senior Unsecured 4.80% Fixed/Floating Debentures

**TORONTO, ON – (November 23, 2015) —** Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced that it has redeemed all of the outstanding $600 million principal amount of Series A Senior Unsecured 4.80% Fixed/Floating Debentures.

**About Sun Life Financial**
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2015, the Sun Life Financial group of companies had total assets under management of $846 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

**Note to Editors: All figures in Canadian dollars.**

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| **Media Relations Contact:** | **Investor Relations Contact:** |
|---|---|
| Yen To | Greg Dilworth |
| Director | Vice-President |
| Corporate Communications | Investor Relations |
| T: 416-204-3715 | T. 416-979-6230 |
| yen.to@sunlife.com | investor.relations@sunlife.com |